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уралсвязьинформ
открытое акционерное общество

614096, Россия, г. Пермь, ул. Ленина, 68
Тел. (3422) 34-12-00, факс (3422) 34-33-36
e-mail: usi@usi.ru internet: www.uralsviazinform.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603
ИНН 5902183094, ОКВЭД 64.20.11, ОКПО 01134530

17.05.2004 № 009/1-14-621

На № ______ от ______

04030510

82- 4545

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

SEC MAIL PROCESSING SECTION RECEIVED JUN 01 2004 WASH. D.C. 158

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. March 30 - May 13, 2004.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

dlw 6/15

Исп. ______

Тел. ______

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsvlazinform.com

March 30, 2004

Uralsvyazinform assets value increased by more than 10 per cent

On March 30, 2004 Uralsvyazinform prepared Financial Report for FY 2003. According to the Report, total Company's assets value for the last quarter has increased by more than 10 per cent.

Total Company's assets value by September 30, 2003: RUR 27 609 393 thousand.

Total Company's assets value by December 31, 2003: RUR 30 747 095 thousand.

The sum of Company's assets value increase: RUR 3 137 702 thousand or by 11.4 per cent.

For additional information, please contact Investor Relations department:
tel. (007 3422) 903 978, 905 863, e-mail: investor@usi.ru

SEC MAIL PROCESSING
RECEIVED
JUN 01 2004
WASH, D.C. 158 SECTION

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

May 13, 2004

Uralsvyazinform effected the seventh coupon payment on monetary bond issue

On May 13, 2004 Uralsvyazinform effected the seventh coupon payment on monetary bond issue of 02 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 1 bn, coupon interest rate – 17.5 % per annum, payable quarterly.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 43.15. The total value of payments amounted to RUR 43,150 thousand.

The Company's payment agent is Joint-Stock Commercial Bank "Svyaz-Bank", Moscow.

The Company's bond issue was placed with MICEX on August 22, 2002. The Organizers of placement were Renaissance Capital and Web-Invest Bank. At present the bonds are traded on MICEX and RTS.

For additional information, please contact Investor Relations department:
tel. (007 3422) 903 978, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

April 28, 2004

The Board of Directors adopted the date of AGM and the Record date

On April 28, 2004 the Board of Directors of OJSC Uralsvyazinform fixed the place and date of Annual General Meeting of Shareholders.

The Annual General Meeting will take place on June 25, 2004 at 10.00 a.m. (local time) in Ekaterinburg, location: 48, Karl Liebknecht St., Ekaterinburg, Russia. The registration of persons participating in the meeting starts at 8.00 a.m.

Also, the Board of Directors adopted May 7, 2004 as the record date (the date of compiling the list of persons entitled to participate in the AGM and receiving a dividend).

For additional information, please contact Investor Relations department:
tel. (007 3422) 903 978, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations